EXHIBIT 8.1

[Orrick, Herrington & Sutcliffe LLP Letterhead]

October 14, 2011

Fixed Income Client Solutions LLC
214 N. Tryon Street
Suite 2636
Charlotte, North Carolina 28202

Re:	Fixed Income Trust For Goldman Sachs Subordinated Notes, Series 2011-1

Ladies and Gentlemen:

We have acted as counsel for Fixed Income Client Solutions LLC, a Delaware limited liability company (the “Company”) with respect to certain federal income tax aspects in connection with the sale by the Company and purchase by U.S. Bancorp Investments, Inc. and RBC Capital Markets, LLC (collectively, the “Underwriters”) of the Trust Certificates, Series 2011-1 6.75% Callable Class A Certificates (the “Securities”), pursuant to the terms of the Underwriting Agreement, dated September 30, 2011, by and among the Company and the Underwriters.  The Securities are being issued pursuant to a Trust Agreement, dated as of October 14, 2011, between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by a Trust Agreement Supplement, dated as of October 14, 2011, between the Company and the Trustee.

Our advice to the Company conforms to the description of selected federal income tax consequences to holders of the Securities that appear under the headings “Summary—Certain Federal Income Tax Consequences” in the Prospectus Supplement dated October 13, 2011 (the “Prospectus Supplement”) and “Certain Federal Income Tax Consequences” in the Prospectus dated October 13, 2011 (the “Prospectus”) and the Prospectus Supplement.  Such description does not purport to discuss all possible income tax ramifications of the issuance, but with respect to those tax consequences which are discussed, in our opinion, to the extent they constitute matters of law or legal conclusions with respect thereto, the description is accurate in all material respects as of the date hereof, and we hereby confirm and adopt the opinions set forth therein.

The opinion expressed in this letter is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in

Fixed Income Client Solutions LLC
October 14, 2011

effect as of the date hereof and all of which are subject to change (possibly on a retroactive basis).  No ruling from the Internal Revenue Service has been or will be sought on any issues that are the subject of this letter.  As more fully described in the previously-referenced discussions in the Prospectus Supplement and Prospectus and in the immediately succeeding paragraph, there can be no assurance, however, that contrary positions will not be taken by the Internal Revenue Service or that the law will not change.  Although our opinion expressed in this letter represents our best judgment as to such matters, our opinion has no binding effect on the Internal Revenue Service or the courts.

This opinion letter is based on the facts and circumstances set forth in the Prospectus, the Prospectus Supplement and in the other documents reviewed by us.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-3 (File No. 333-171670) (the “Registration Statement”), as declared effective on April 1, 2011.  We also consent to the use of our name wherever appearing in the Registration Statement, and the Prospectus and the Prospectus Supplement contained therein.  In giving such consent, we do not admit that we are “experts,” within the meaning of the term used in the Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this opinion, as an exhibit or otherwise.  We disclaim any obligation to update this opinion letter for events occurring or information coming to our attention after the date hereof.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

ORRICK, HERRINGTON & SUTCLIFFE LLP